Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

           Attention Business Editors:
           Kingsway Announces Executive Management Changes in Canada

           TORONTO, April 3 /CNW/ - Kingsway Financial Services Inc. (TSX:KFS,
NYSE:KFS) today announced executive management changes in Canada stemming from the Company's previously announced strategic transformation initiative.
           Kingsway has appointed Serge Lavoie President and CEO of its business in
Canada, reporting to Colin Simpson, Senior Vice-President and Chief Operating
Officer. This move follows the announcement in early February that the Company would be consolidating Kingsway Financial's operations in Canada into a single operating unit as part of a strategic transformation initiative focused on returning the Company to profitability and restoring shareholder value.
Kingsway currently does business in Canada through Mississauga-based Kingsway
General Insurance Company and Montreal-based Jevco Insurance Company.
           Serge has served as President and CEO of Jevco for the past two years and has been with the Company for almost 12 years. He is active in the Quebec chapter of the Canadian Claims Manager Association (CICMA), and previously held the positions of President and Secretary. He is currently on the Board of the Groupement des assureurs automobiles (GAA). He holds a Bachelor of
Commerce degree from the Quebec University of Montreal. Serge will remain based in Montreal.
           John McGlynn, who has led the Kingsway General business in Mississauga, is leaving the company to pursue other interests.
           "I would like to thank John McGlynn for his tremendous service and dedication to Kingsway," said Shaun Jackson. "We wish him well in his future endeavours."
           "Serge's mandate is to streamline Kingsway Financial's approach to the
Canadian market, focusing on profitable business and delivering the synergies made possible through consolidation," added Shaun Jackson. "He has a strong track record of success with Jevco, and I'm confident that under his leadership the tough decisions necessary to drive shareholder value will be made and implemented efficiently and effectively."
           The company will continue to write business under both Kingsway General and Jevco brands and maintain a presence throughout Canada.

           About the Company

           Kingsway Financial Services Inc. "Kingsway" is one of the largest non-standard automobile insurers and truck insurers in North America based on
A.M. Best data that we have compiled. Kingsway's primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers and trucking insurance. The Company currently operates through eleven wholly-owned insurance subsidiaries in
Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance
Company and Jevco Insurance Company. U.S. subsidiaries include Universal
Casualty Company, American Service Insurance Company, Southern United Fire
Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance
Company, American Country Insurance Company, Zephyr Insurance Company, Mendota
Insurance Company and Mendakota Insurance Company. The Company also operates reinsurance subsidiaries in Barbados and Bermuda.
           The common shares of Kingsway Financial Services Inc. are listed on the
Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS"

           %SEDAR: 00003152E          %CIK: 0001072627

           /For further information: Shelly Gobin, Senior Vice President and Chief
Financial Officer, Tel: (905) 677-8889, Fax: (905) 677-5008, Web Site:
www.kingsway-financial.com/
           (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 16:30e 03-APR-09